May 22, 2012

U.S. Securities & Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:	Red Mountain Resources, Inc.

Amendment No. 4 to Form 8-K

Filed January 12, 2012

File No. 000-54444

Ladies and Gentlemen:

Reference is made to the letter dated February 15, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 4 to Form 8-K (the “Form 8-K”) of Red Mountain Resources, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2012.

In Comment #2 of the Comment Letter, the Commission advised the Company that two years of audited historical financial statements for the Madera properties acquired by the Company in April 2011 were required. Consistent with Section 2065 of the Commission’s Financial Reporting Manual, the Company hereby requests the Office of the Chief Accountant to permit the Company to substitute audited statements of revenues and direct expenses in lieu of full financial statements for the Madera properties.

The Madera properties were acquired by the Company in April 2011 from Shackelford Oil Company (“Shackelford”), a private company, and consisted of two leases in New Mexico, which had two producing wells and one shut in well and 1,926 gross acres (1,153 net acres to the Company’s working interest). At the time of the acquisition of the Madera properties, the Company was engaged in developing its oil and natural gas properties and seeking opportunities for the acquisition of oil and natural gas properties to expand its production and reserves. The Company purchased the Madera properties to expand the Company’s acreage and for the properties’ potential for production. At the time of the acquisition, the wells on the Madera properties were not producing significant amounts of oil or natural gas. The Company’s plans for the Madera properties at the time of the acquisition were to drill and develop the acreage on the acquired leases. In connection with the acquisition, the Company agreed to drill one test well to at least 9,000 feet by November 1, 2012 or incur a $15,000 per month penalty until completed. The Company completed this well in January 2012.

At May 31, 2011, the Company had total proved reserves of 844 Mbbls of oil and 10,450 Mmcf of natural gas, of which 842 Mbbls of oil and 4,010 Mmcf of natural gas were attributable to the Madera properties. For the year ended May 31, 2011, the Company had net production of 900,332 mcf of natural gas, at an average realized price of $4.12 per mcf, and no oil sales. The Company recorded no revenue during the year ended May 31, 2011 for the Madera properties which were acquired effective May 1, 2011.

Sales revenue for May 2011 of approximately $32,000 was recorded by the Company in the quarter ended August 31, 2011. Net sales revenue from the Madera properties by Shackelford was approximately $196,000 for the year ended May 31, 2010.

It is not practicable to obtain full historical audited financial statements with respect to the acquired Madera properties. The Madera properties were not material to Shackelford’s business and did not represent substantially all of its assets. The Madera properties were not held as a separate subsidiary or division of Shackelford, and Shackelford did not prepare separate financial statements for these properties.

We, therefore, respectfully request an exemption from the requirement for full financial statements as required by Rule 8-05 of Regulation S-X for the Madera properties for the reasons discussed above. If we receive the requested exemption, we will amend our Form 8-K to include audited statements of revenues and direct operating expenses for the Madera properties for the years ended March 31, 2011 and 2010 and pro forma financial statements reflecting the results of operations of the Madera properties.

We have now identified all costs directly associated with producing revenues of the Madera properties, which would be reflected in the audited statements of revenues and direct operating expenses. The audited statements of revenues and direct operating expenses for the Madera properties would include a footnote explanation of the reasons for omitting any historical corporate overhead, interest or tax expense. We also plan to provide disclosures of reserve quantities, and the disclosures specified by Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas, with respect to the Madera properties.

We respectfully request the Office of the Chief Accountant to grant our request to provide audited statements of revenues and direct operating expenses for the Madera properties in lieu of full financial statements for the Madera properties. If you have any further comments or questions concerning this response, please contact me at the number below.

Very truly yours,

/s/ Alan W. Barksdale

Alan W. Barksdale

Chief Executive Officer

Red Mountain Resources, Inc.

2515 McKinney Avenue, Suite 900

Dallas TX 75201

Phone: (214) 871-0400

Fax: (214) 871-0406

E-mail: alan@redmountainresources.com

cc: Hilda Kouvelis, Red Mountain Resources, Inc.